THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

May 7, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005

Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

	RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 11
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated April 28, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 11 to the Registration Statement on Form S-1 with the Commission on May 6, 2010 via the EDGAR system. A hard copy of this response letter and Amendment No. 11, marked to show changes from Amendment No. 10, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

Selling Stockholders, page 32

1.
Please expand your proposed revisions in response to prior comment 1 to clarify which group of shares mentioned in note 10 is being offered for resale by Dr. Bekker. Ensure that your revised disclosure regarding other selling stockholders who are not offering for resale all of the shares they beneficially own clearly identifies which group of shares are being offered for resale.

Per SEC Comment #1, this disclosure has been revised to clarify which shares of Common Stock of the Issuer owned by Dr. Bekker are being registered in this registration statement, and this section has been further revised for clarity in accordance with the Commission’s comment #1.

These revisions have been included in Amendment No. 11 of the Registration Statement on Form S-1, filed on May 6, 2010.

Description of Securities, page 55

2.
We note the “Issuance of Promissory Note and Warrant” transaction included in your proposed disclosure. In an appropriate section of your prospectus, please disclose the material terms of the note you mention. For example, disclose the applicable interest rate and maturity date of the note. Also, we note that per the Form D you mention, the note is convertible; therefore, please disclose the conversion terms. Please file the note as an exhibit.

Per SEC Comment #2, the material terms of the Promissory Note have been included in appropriate sections of the registration statement, including the specifics regarding the Note’s convertible feature. Furthermore, the Note has been filed as Exhibit 10.24 to the registration statement, Amendment No. 11, filed on May 6, 2010.

Item 15. Recent Sales of Unregistered Securities, page 86

3.
We note your proposed revisions in response to prior comment 10. Please reconcile your proposed revisions in this section and in the notes to your financial statements regarding the number of shares issued in the transactions that you say occurred on November 29, 2009.

Per SEC Comment #3, these two disclosures have been reconciled and are now consistent in accordance with the Commission’s comment.

These revisions have been included in Amendment No. 11 of the Registration Statement on Form S-1, filed on May 6, 2010.

Exhibit 23.1

4.	Please include a currently dated and signed consent from your independent auditors with your next amendment.

Per SEC Comment #4, a currently dated and signed auditor’s consent has been included in Amendment No. 11 of the Registration Statement on Form S-1, filed on May 6, 2010.